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Jon Venick Jon.Venick@dlapiper.com T 212.335.4651 F 917.778.8651

August 16, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Brittany Ebertt Christine Dietz Jan Woo Matthew Crispino

Re:	Arbe Robotics Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed July 30, 2021 File No. 333-257250

Dear Mr. Crispino:

On behalf of Arbe Robotics Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form F-4 (“Amendment No. 1”). An electronic version of the amended Registration Statement (“Amendment No. 2”) has been concurrently submitted with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated August 12, 2021, relating to Amendment No. 1. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. We have included page numbers to refer to the location in Amendment No. 2 where the amended language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

Proposal No. 1 - The Business Combination Proposal

The ITAC Board of Directors Reasons for the Merger, page 96

1.	We note your revised disclosure in response to prior comment 10 that ITAC evaluated and benchmarked Arbe’s operating metrics against its peers in the auto technology sectors and that management concluded that Arbe compared favorably on all key operating metrics. Please disclose the peer companies that were evaluated, the specific measures that were considered, and a discussion of why management believed that Arbe compared favorably.

Response: In response to the comment from the Staff, the disclosure under “The ITAC Board of Directors’ Reasons for the Merger” on page 97 has been expended to identity the sectors that were considered, the companies in each sector and a description of the metrics considers and the reasons management believed compared favorably.

August 16, 2021

Page Two

U.S. Federal Income Tax Considerations of the Merger, page 123

2.	We note your response to prior comment 11; however, if your “intention” that the merger qualify as a “reorganization” under Section 368(a) of the Tax Code is too uncertain to be supported by a tax opinion, you should remove this representation as it could be confusing to shareholders.

Response: In response to the comment from the Staff, the language in Amendment No. 2 has been changed to eliminate the reference to the “intention” and to recognize the uncertainties. The agreement was structured to accommodate the parties’ business objectives entering this deal including allowing a tax-free shares exchange for the shareholders. However, since there is currently not sufficient authority from the Internal Revenue Service that is factually on point with this transaction regarding satisfaction of all of the requirements in the United States law allowing such tax-free treatment, ITAC and the Company can provide no assurance that a tax-free treatment will be provided for the exchanging stockholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 191

3.	We note your response to prior comment 12. Please revise to include a footnote to the tabular disclosure on page 193 clarifying that the total number of shares outstanding at closing includes the 3,312,633 ordinary shares that will be issued upon conversion of the Advanced Amount convertible loan.

Response: In response to the comment from the Staff, a footnote has been added to disclose the 3,312,633 ordinary shares (after the recapitalization) issued or to be issued subsequent to December 31, 2020 and prior to the closing, including primarily the shares to be issued upon conversion of the convertible loan.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 200

4.	We note the revised disclosure in response to prior comment 15. Please further revise to remove the references to directly attributable, factually supportable and expected to have a continuing impact as they are no longer included in Article 11.

Response: In response to the comment from the Staff, the Company has deleted the reference to “directly attributable, factually supportable and expected to have a continuing impact” in the first paragraph of this note. The deletion of this language does not affect the pro forma financial information presented in the prospectus.

August 16, 2021

Page Three

Any comments or questions regarding the foregoing should be directed to the undersigned at 212-335-4651. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

Jon Venick

JV:

Cc: (via email)

Jacob (Kobi) Marinka, Arbe Robotics Ltd.

Danny Klein, Arbe Robotics Ltd.

E. Scott Crist, Industrial Tech Acquisitions, Inc.

Asher S. Levitsky, Ellenoff Grossman & Schole LLP

Shay Dayan, Erdinast, Ben Nathan, Toledano & Co.